Lyntek INCORPORATED

CONSENT OF AUTHOR

I hereby consent to the incorporation by reference in the registration statement of Ur-Energy Inc. on Form 40-F/A of the technical report entitled "*NI-43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming.*"

DATED this 4th day of June, 2008.

Douglas K. Maxwell, P.E.,
Lyntek Incorporated

COLORADO REGISTERED PROFESSIONAL ENGINEER
DOUGLAS K. MAXWELL
26758

1550 Dover Street Lakewood, CO 80215 Tel: 303 623 8365 Fax: 303 623 0342